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                        [LUMEN TECHNOLOGIES LETTERHEAD]

                                                                October 27, 1998

To Our Stockholders:

     Your Board of Directors is pleased to inform you that on October 21, 1998, Lumen Technologies, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with EG&G, Inc., a Massachusetts corporation (the "Parent"), and Lighthouse Weston Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of the Parent, pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at a purchase price of $7.75 per share, net to the seller in cash, without interest thereon. Following the successful completion of the Offer and the satisfaction of the other conditions set forth in the Merger Agreement (but in no event prior to January 11, 1999, unless so requested by the Parent), the Purchaser will be merged with and into the Company (the "Merger"), and each share of the Company's untendered Common Stock will be converted into the right to receive $7.75 net per share in cash, the same price per share paid pursuant to the Offer.

     Your Board of Directors has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, has approved and found advisable the Merger Agreement, the Offer and the Merger and recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Raymond James & Associates, Inc., the Company's investment banker, that the cash consideration to be received by stockholders of the Company in payment for the Common Stock pursuant to the Offer and the Merger is fair to the Company and such stockholders from a financial point of view. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9, is the Offer to Purchase, together with related materials including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how you can tender your Common Stock. We urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the Offer.

     The management and directors thank you for the support you have given the Company.

                                          Sincerely,

                                          MARTIN E. FRANKLIN
                                          Chairman of the Board of Directors